Exhibit 10.19

***Certain identified information has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed. Such omitted information is indicated by brackets (“[...***...]”) in this exhibit. ***

EXCLUSIVE LICENSE AGREEMENT

This Agreement between THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY (“Stanford”), an institution of higher education having powers under the laws of the State of California, and Jasper Therapeutics, Inc. (“Jasper”), a corporation having a principal place of business at 2200 Bridge Parkway, #103, Redwood City, California 94065, is effective on the 25th day of March, 2021 (“Effective Date”).

1.	BACKGROUND

Stanford has an assignment of an invention entitled “Antibody-based clearance of endogenous stem cell niches prior to transplantation of bone marrow or hematopoietic stem cells (c-kit),” was invented in the laboratory of Prof. […***…] and is described in Stanford Docket S06-265. The invention was made in the course of research supported by the National Institute of Health. The Licensed Know-How that was created in the laboratory of Prof. Judith Shizuru and is described in Stanford Docket […***…] was supported by the California Institute for Regenerative Medicine (“CIRM”).

Stanford has licensed patent rights in S06-265 to […***…] (“Third Party Licensee”) for the commercial development of this invention for fields of use other than the Licensed Field of Use;

Amgen Inc. (“Amgen”) received an Option to Stanford docket S06-265 under an Investigator Sponsored Research Agreement, Amgen Protocol No. 20119244 between Stanford and Amgen, dated June 18, 2013, as amended Feb. 27, 2017 and May 29, 2020 (the “ISRA”);

Jasper was assigned and accepted Amgen’s rights and obligations, effective Nov. 20, 2019, for the ISRA and Quality Agreement between Amgen and Stanford, effective as of Oct. 7, 2015;

Jasper exercised its Option granted by Stanford under the ISRA on June 2, 2020, and agreed to pay Stanford the Option Exercise Fee of $1,000,000 in […***…] installments within 24 months after the Option exercise date, as memorialized in the amendment of the ISRA (Jasper Stanford letter agreement) of May 29, 2020;

Stanford wants to have the invention perfected and marketed as soon as possible so that resulting products may be available for public use and benefit.

2.	DEFINITIONS

Whenever used in this Agreement with an initial capital letter, the following terms, whether used in the singular or the plural, shall have the meanings specified below.

2.1	“Affiliates” means any person, corporation, or other business entity which controls, is controlled by, or is under common control with Jasper; and for this purpose, “control” of a corporation means the direct or indirect ownership of more than fifty percent (50%) of its voting stock, and “control” of any other business entity means the direct or indirect ownership of greater than a fifty percent (50%) interest in the income of such entity.

2.2	“AMG191” means the monoclonal antibody known as AMG 191 and any derivative or modification thereof.

2.3	“Change of Control” means the following, as applied only to the entirety of that part of Jasper’s business that exercises all of the rights granted under this Agreement:

(A)	acquisition of ownership—directly or indirectly, beneficially or of record—by any person or group (within the meaning of the Exchange Act and the rules of the SEC or equivalent body under a different jurisdiction) other than an Affiliate of the capital stock of Jasper representing more than 50% of either the aggregate ordinary voting power or the aggregate equity value represented by the issued and outstanding capital stock of Jasper; and/or

(B)	the sale of all or substantially all Jasper’s assets and/or business in one transaction or in a series of related transactions other than to an Affiliate.

2.4	“Commercially Reasonable Efforts” means, with respect to any Licensed Product, the diligent efforts and resources (including without limitation the promptness with which such efforts and resources would be applied) commonly dedicated in the pharmaceutical industry by a similarly situated biotechnology company to the diligent development, manufacture, or commercialization, as the case may be, of a product of similar commercial potential at a similar stage in its lifecycle to any Licensed Product, as evidenced by the status of each reported by Jasper in the Progress Reports, in each case taking into account issues of safety and efficacy, product profile, the proprietary position, the then current competitive environment and the likely timing of market entry, the regulatory environment and status of such product, and other relevant scientific, technical and commercial factors, but without regard to any payments owed to Licensor under this Agreement. Notwithstanding the foregoing, Commercially Reasonable Efforts shall not include: (a) halting development, clinical trials, or commercialization of, or otherwise shelving of, a Licensed Product for the intended purpose of pursuing another of Jasper’s (or Sublicensee’s as the case may be) products not subject to the terms of this Agreement or (b) discontinuing all development, trials, regulatory approval-directed activities, manufacturing, marketing and selling of such Licensed Product for a period of greater than […***…] months, except in each case where resulting from External Conditions (each, “Shelving”). For the avoidance of doubt, Shelving by Jasper shall not be considered Commercially Reasonable Efforts.

2.5	“Exclusive” means that, subject to Sections 3 and 5, Stanford will not grant further licenses under the Licensed Technology in the Licensed Field of Use in the Licensed Territory.

2.6	“External Conditions” means (a) the occurrence of a suspected adverse reaction (as defined in 21 CFR §312.32) in a clinical trial that causes Jasper or its Affiliate or sublicensee to hold, delay or terminate a clinical trial, (b) any regulatory hold, constraint or restriction imposed, recommended or raised by a regulatory authority, (c) any delay by a regulatory authority in reviewing or responding to any application, other filing or inquiry made to such authority, (d) a court granting an injunction against Jasper or its Affiliate or sublicensee which enjoins the manufacture, use or sale of a Licensed Product, and (e) circumstances outside of the reasonable control of Jasper or its Affiliate or sublicensee, including involving supply of Licensed Product or patient recruitment or retention.

2.7	“Initial Study” means the initial clinical study conducted by Stanford under the ISRA pursuant to protocol number 20119244 entitled “A Monoclonal antibody that depletes endogenous blood stem cells and enables chemotherapy-free transplants in SCID patients”, as amended.

2.8	“Jasper Licensed Know-How” means all CMC, preclinical and clinical data generated by Amgen and necessary to support a US IND filing by Stanford plus any materials and manufacturing information provided under Section 10.2 of the ISRA, in each case, as mutually agreed by the Parties.

2.9	“Jasper Licensed Patents” means Jasper’s rights in U.S. Patent Application Serial Number […***…], and U.S. Patents […***…] and […***…]; and any continuations, divisionals, continuations-in-part (only to the extent any claims included therein are entirely supported in the specification and entitled to the priority date of the parent application), substitutions, re-issue and re-examination applications & patents claiming priority to any of the foregoing; and all foreign counterparts of any of the foregoing, including:

●	[…***…] & all national filings based thereon.

2.10	“Licensed Field of Use” means the use of AMG191 for the purpose of depleting endogenous blood stem cells in patients for whom hematopoietic cell transplantation is indicated.

2.11	“Licensed Know-How” means all scientific or technical information, results and data of any type, whatsoever, whether or not patentable, related to use of AMG191 in the Licensed Field of Use, including all data arising from the use of c-Kit inhibitor monoclonal antibodies such as […***…] and […***…], and any biological, chemical or physical materials as agreed by the parties hereto that, in each case, are controlled by Stanford as of June 2, 2020. For clarity, to the knowledge of the parties as of the Effective Date, the Licensed Know-How only includes the information, results, data and materials set forth in Appendix D. Stanford will consider in good faith any request by Jasper to amend Appendix D to include any information, results, data or materials that Jasper identifies after the Effective Date as having been overlooked and should have been included in Appendix D on the Effective Date.

2.12	“Licensed Patent” means Stanford’s rights in U.S. Patent Application Serial Number 60/856,435, filed Nov. 3, 2006, and U.S. Patent Application Serial Number 12/447,634 (publication number US 2010/0226927 Al); and any continuations, divisionals, continuations-in-part (only to the extent any claims included therein are entirely supported in the specification and entitled to the priority date of the parent application), substitutions, re-issue and re-examination applications & patents claiming priority to any of the foregoing; and all foreign counterparts of any of the foregoing, including:

●	[…***…] & all national filings based thereon, and

●	[…***…]

2.13	“Licensed Product” means a product, method or service in the Licensed Field of Use, the making, having made, using, importing or selling of which, absent the license granted by Stanford to Jasper in Section 3.1, infringes, induces infringement, or contributes to infringement of a Valid Claim of a Licensed Patent.

2.14	“Licensed Technology” means the Licensed Know-How and the Licensed Patent.

2.15	“Licensed Territory” means worldwide.

2.16	“Net Sales” means all gross revenue received by Jasper, its sublicensees or Affiliates from the sale, transfer or other disposition of Licensed Product to an end user. Net Sales excludes the following items (but only as they pertain to the making, using, importing or selling of Licensed Products, are included in gross revenue, and are separately billed):

[…***…]

2.17	“Non-Valid Claim Period” means any period of time when the manufacture, use, sale, or importation of Licensed Product does not infringe, induce infringement, or contribute to infringement of a Valid Claim while the claim is still pending.

2.18	“Stanford Indemnitees” means Stanford, Stanford Health Care and Lucile Packard Children’s Hospital at Stanford and their respective trustees, officers, employees, students, agents, faculty, representatives, and volunteers.

2.19	“Sublicense” means any agreement between Jasper and a third party or between any sublicensee and a third party that contains a grant to the Licensed Technology regardless of the name given to the agreement by the parties; however, an agreement to make, have made, use or sell Licensed Products on behalf of Jasper is not considered a Sublicense.

2.20	“Subsequent Study” means any subsequent clinical study conducted by Stanford under the ISRA pursuant to a protocol approved in writing by Amgen prior to November 20, 2019 or by Jasper thereafter. As of the Effective Date, there are not Subsequent Studies and the Parties do not have any intention of conducting additional clinical studies pursuant to the ISRA.

2.21	“Valid Claim” means

(A)	any claim of an issued and unexpired Licensed Patent which has not been held unenforceable or invalid by a court or other governmental agency of competent jurisdiction in a decision from which no appeal can be taken and which has not been disclaimed or admitted to be invalid or unenforceable through reissue or otherwise, or

(B)	a pending claim in a pending Licensed Patent application provided that not more than […***…] years have elapsed from the issuance of a first office action on a country by country basis, which claim has not been cancelled, withdrawn or abandoned or finally rejected by an administrative agency from which no appeal may be taken.

3.	GRANT

3.1	Grant. Subject to the terms and conditions of this Agreement, Stanford grants Jasper a license to Stanford’s rights in the Licensed Technology in the Licensed Field of Use to research, develop, make, have made, use, import, offer to sell and sell Licensed Product in the Licensed Territory. Jasper shall have the right to exercise the foregoing licenses (as well as its rights hereunder) through an Affiliate only if such Affiliate has agreed in writing to comply with this entire Agreement to the extent applicable to such Affiliate’s rights hereunder. Jasper shall remain fully responsible for such Affiliates’ compliance and performance under this Agreement, and for any breach of this Agreement by such Affiliate. Any such Affiliates will be considered to be Jasper for purposes of this Agreement, with all the same rights and obligations as Jasper. An exercise of the licensed rights by such an Affiliate shall not require a Sublicense, any agreement between Jasper and such Affiliate for the grant of such rights shall not be deemed a Sublicense, and such Affiliate shall not be deemed a sublicensee of Jasper.

3.2	Exclusivity. The license to the Licensed Technology is Exclusive, including the right to sublicense under Section 4, in the Licensed Field of Use in the Licensed Territory during the Term.

3.3	Retained Rights. Stanford retains the right, on behalf of itself, Stanford Health Care, Lucile Packard Children’s Hospital at Stanford and all other non-profit research institutions, to practice the Licensed Patent and use Licensed Technology for any non- profit purpose, including sponsored research and collaborations. Jasper agrees that, notwithstanding any other provision of this Agreement, it has no right to enforce the Licensed Patent or Licensed Technology against any such institution. Stanford and any such other institution have the right to publish any information included in the Licensed Technology or a Licensed Patent.

3.4	Licensed Know-How Transfer. Promptly after the Effective Date, Stanford shall provide to Jasper or its designee, through […***…], at no additional cost or expense to Jasper, all Licensed Know-How in Stanford’s control, existing as of June 2, 2020 (the date of Jasper’s exercise of the Option), including electronic copies of documents, electronic records and databases, samples and other tangible materials included in the Licensed Know-How as listed in Appendix D.

3.5	Specific Exclusion. Stanford does not:

(A)	grant to Jasper any other licenses, implied or otherwise, to any patents or other rights of Stanford other than those rights granted under Licensed Technology, regardless of whether the patents or other rights are dominant or subordinate to any Licensed Patent, or are required to exploit any Licensed Technology;

(B)	commit to Jasper to bring suit against third parties for infringement, except as described in Section 14; and

(C)	agree to furnish to Jasper any technology or technological information other than the Licensed Know-How as specified in Paragraph 3.4 or to provide Jasper with any assistance.

4.	SUBLICENSING

4.1	Permitted Sublicensing. Jasper may grant Sublicenses in the Licensed Field of Use and Licensed Territory only if Jasper is developing, manufacturing or selling at least one Licensed Product, whether directly or with or through one or more Affiliates or sublicensees. Sublicenses with any exclusivity must include diligence requirements commensurate with the diligence requirements of Appendix A. Negotiation of any Sublicense must be an arms-length transaction.

4.2	Required Sublicensing. Stanford would like licensees to address unmet needs, such as those of neglected patient populations or geographic areas, giving particular attention to improved therapeutics, diagnostics and agricultural technologies for the developing world. At any time after […***…] years from the Effective Date, if Jasper is not making Commercially Reasonable Efforts to serve or develop a potential market or market territory for which there is a company willing to be a sublicensee and which has adequate resources and (a) such potential sublicensee has provided Stanford and Jasper with […***…], and (b) […***…] or Jasper is not in good faith negotiations with another potential sublicensee with respect thereto, in each case as reasonably demonstrated by Jasper, Jasper will, at Stanford’s request, negotiate in good faith a Sublicense within […***…] months of receipt of such proposal with any such company.

4.3	Sublicense Requirements. Any Sublicense:

(A)	is subject to this Agreement;

(B)	will reflect that any sublicensee will not further sublicense for more than one additional tier of sublicensing without Stanford’s prior written consent, such consent not to be unreasonably withheld;

(C)	will prohibit sublicensee from paying royalties to an escrow or other similar account;

(D)	will expressly include the provisions of Sections 8, 9 and 10 for the benefit of Stanford; and

(E)	will include the provisions of Section 4.4 and will provide that Stanford will, at the sublicensee’s request and in accordance with Section 15.5, grant to such sublicensee a direct license under the applicable terms of this Agreement if this Agreement is terminated by Stanford. If the sublicensee is a spin-out from Jasper and, such sublicensee rather than Jasper, is the entity performing substantially all development and commercialization of Licensed Products, Jasper must guarantee the sublicensee’s performance with respect to the payment of Stanford’s share of Sublicense royalties.

4.4	Litigation by sublicensee. Any Sublicense must include the following clauses:

(A)	In the event sublicensee brings an action seeking to invalidate any Licensed Patent:

(1)	sublicensee will double the payment paid to Jasper during the pendency of such action. Moreover, should the outcome of such action determine that any claim of a patent challenged by the sublicensee is both valid and infringed by a Licensed Product, sublicensee will pay triple times the payment paid under the original Sublicense;

(2)	sublicensee will have no right to recoup any royalties paid before or during the period challenge;

(3)	any dispute regarding the validity of any Licensed Patent shall be litigated in the courts located in Santa Clara County, and the parties agree not to challenge personal jurisdiction in that forum; and

(4)	sublicensee shall not pay royalties into any escrow or other similar account.

(B)	sublicensee will provide written notice to Stanford at least three months prior to bringing an action seeking to invalidate a Licensed Patent. Sublicensee will include with such written notice an identification of all prior art it believes invalidates any claim of the Licensed Patent.

4.5	Copy of Sublicenses and sublicensee Royalty Reports. Jasper will submit to Stanford copies of each Sublicense, any subsequent amendments and all copies of sublicensees’ royalty reports, in each case within […***…] days of signing or receipt thereof as the case may be. The copies must be unredacted except to remove sensitive information not relevant to this Agreement, provided that such redactions do not prevent Stanford from reviewing, understanding and determining Jasper’s compliance with this Agreement. Beginning with the first Sublicense, the Chief Financial Officer or equivalent will certify annually regarding the name and number of sublicensees.

5.	GOVERNMENT RIGHTS

This Agreement is subject to Title 35 Sections 200-204 of the United States Code. Among other things, these provisions provide the United States Government with nonexclusive rights in the Licensed Patent. They also impose the obligation that Licensed Product sold or produced in the United States be “manufactured substantially in the United States.” In addition, due to CIRM funding, this Agreement is subject to Title 17, California Code of Regulations and the provisions of section 100607 under Title 17 place requirements on Jasper for access to Licensed Product in California (https://www.cirm.ca.gov/our-funding/cirm-stem-cell-grant-regulations). Jasper will ensure all obligations of these provisions that apply to Jasper are met.

6.	DILIGENCE

6.1	Milestones. Because the invention is not yet commercially viable as of the Effective Date, Jasper will, directly or with or through one or more Affiliates or sublicensees, use Commercially Reasonable Efforts to diligently develop, manufacture, and sell Licensed Product and will use Commercially Reasonable Efforts to diligently develop markets for Licensed Product. In addition, Jasper will use Commercially Reasonable Efforts to meet the milestones shown in Appendix A, and notify Stanford in writing as each milestone is met. If Jasper believes that it will not meet any such milestone, whether itself or with or through one or more Affiliates or sublicensees, Jasper shall promptly notify Stanford, and the parties shall thereafter meet to discuss in good faith Jasper’s performance of the milestones.

6.2	Progress Report. By […***…] of each year, Jasper will submit a written annual report to Stanford covering the preceding calendar year. The report will use the template of Appendix C and will include information sufficient to enable Stanford to satisfy reporting requirements of the U.S. Government and CIRM, and for Stanford to ascertain progress by Jasper toward meeting this Agreement’s diligence requirements. Each report will describe, where relevant: Jasper’s progress toward commercialization of Licensed Product, including work completed, key scientific discoveries, summary of work-in- progress, current schedule of anticipated events or milestones, market plans for introduction of Licensed Product, and significant corporate transactions involving Licensed Product. Jasper will specifically describe how each Licensed Product is related to each Licensed Patent.

6.3	Information Rights. Jasper will deliver to Stanford […***…], provided that such obligation shall terminate upon any initial public offering of Jasper or any Change of Control of Jasper that results in Jasper becoming a public company or becoming controlled by a public company.

6.4	Clinical Trial Notice. Jasper will notify the Stanford University Office of Technology Licensing prior to commencing any clinical trials at Stanford after the Effective Date. Stanford acknowledges that, as of the Effective Date, Jasper is the sponsor of two clinical trials being conducted at Stanford and is providing Licensed Product to Stanford for a clinical trial sponsored by a Stanford investigator.

7.	ROYALTIES

7.1	Issue Fee. Stanford acknowledges that Jasper has agreed to pay Stanford the Option exercise fee of $1,000,000, payable in installments under the amendment to the ISRA of May 29, 2020. No additional issue fee is due to Stanford, so long as Jasper maintains its license to the Licensed Technology. If Jasper terminates its license to the Licensed Technology prior to the full payment of the Option exercise fee, any unpaid balance of the fee will become due immediately and payable to Stanford.

7.2	License Maintenance Fee. Beginning on the first anniversary of the Effective Date and annually thereafter, Jasper will pay Stanford a yearly license maintenance fee of

$25,000 at each of the first and second anniversary of the Effective Date;

$35,000 at each of the third and fourth anniversary of the Effective Date; and

$50,000 at each anniversary thereafter, ending upon the first commercial sale.

7.3	Earned Royalty Minimum.

Yearly maintenance payments are […***…].

7.4	Milestone Payments. Jasper will pay Stanford the following one-time milestone payments within 45 days following the first achievement by Jasper or any of its Affiliates or sublicensees of the following milestone events with respect to a Licensed Product:

[…***…]	$	[…***…]
[…***…]	$	[…***…]
[…***…]	$	[…***…]
First Commercial Sale of a Licensed Product	$	[…***…]
TOTAL		$9 Million

7.5	Earned Royalty. Subject to Section 7.9, in addition to the annual license maintenance fee, Jasper will pay Stanford earned royalties (Y%) on incremental, annual Net Sales for use in the Licensed Field of Use as follows:

[…***…]

Jasper is obligated to pay such earned royalties until […***…] (the “Royalty Term”), subject to Section 7.8.

In the event that Jasper incurs royalty obligations to any third party for a license to develop, make, have made, use, import, offer for sale, or sell a Licensed Product within the Licensed Field of Use, then Jasper will be entitled to set off as a credit against earned royalty payable to Stanford on Net Sales of such Licensed Product, […***…] percent […***…] of the amount actually paid to such third parties under such licenses for sales of Licensed Product; provided, however, that in no event will the earned royalty payable to Stanford for Net Sales be reduced by more than […***…]%. Beginning with the first offset, the Chief Financial Officer or equivalent will certify annually any offset, including the names of the third party licensors, the third party patent, if applicable, and the amount of royalties paid to such third parties.

7.6	Single Royalty. No more than one royalty payment under this Agreement shall be due to Stanford with respect to a sale of a particular Licensed Product (e.g., even if such Licensed Product is covered by multiple Licensed Patents or because any Licensed Product, or its manufacture, sale or use, is covered by more than one Valid Claims within the Licensed Patents).

7.7	Earned Royalty if Jasper Challenges the Patent. Notwithstanding the above, should Jasper bring an action seeking to invalidate any Licensed Patent, Jasper will pay royalties to Stanford at […***…] the rates specified under Section 7.6 during the pendency of such action. Moreover, should the outcome of such action determine that any claim of a patent challenged by Jasper is both valid and infringed by a Licensed Product, Jasper will […***…] the rates specified under Section 7.5.

7.8	Obligation to Pay Royalties. A royalty is due Stanford under this Agreement for any activity conducted under the licenses granted during the Royalty Term. For convenience’s sake, the amount of that royalty is calculated using Net Sales. Upon expiration or termination of this agreement, Jasper and its sublicensees will provide to Stanford an inventory listing of all Licensed Products on hand that were manufactured prior to the expiration or termination date, and such listing to be certified and signed by an officer of Jasper. Jasper and its sublicensees will be responsible for paying royalties on sales of such Licensed Products in accordance with Section 7.5 of this Agreement, except that for Licensed Products that (a) with respect to the Licensed Patents, are covered only by method of use claims or the equivalent thereof and (b) were not manufactured or made using any Licensed Patent, no earned royalties are due under this Agreement if such Licensed Products are sold after expiration of Licensed Patents. Jasper’s payment of earned royalties during a Non-Valid Claim Period will be deferred until the end, if any, of such Non-Valid Claim Period and will be paid in one lump sum payment once Licensed Product becomes covered by a Valid Claim.

7.9	Creditable Payments. The license maintenance fee for a year may be […***…] occurring in that year.

For example:

(A)	[…***…]

7.10	No Escrow. Jasper shall not pay royalties into any escrow or other similar account.

7.11	Currency. Jasper will calculate the royalty on sales in currencies other than U.S. Dollars using the appropriate foreign exchange rate for the currency quoted by the Wall Street Journal on the close of business on the last banking day of each calendar quarter. Jasper will make royalty payments to Stanford in U.S. Dollars.

7.12	Non-U.S. Taxes. […***…] will pay all non-U.S. taxes related to royalty payments. These payments are […***…].

7.13	Interest. Any payments not made when due will bear interest at the lower of (a) the Prime Rate published in the Wall Street Journal plus 200 basis points or (b) the maximum rate permitted by law.

8.	ROYALTY REPORTS, PAYMENTS, AND ACCOUNTING

8.1	Earned Royalty Payment and Report. Beginning with the first sale of a Licensed Product by Jasper, its Affiliate or a sublicensee, Jasper will submit to Stanford a written report, an earned royalty payment due Stanford within […***…] days after each calendar period, where the period is initially on a […***…] basis, and changes to a […***…] basis when annual royalty payments to Stanford exceed $[…***…]. This report will use the template of Appendix B and will state the number, description, and aggregate Net Sales of Licensed Product during the completed calendar time period. The report will include an overview of the process and documents relied upon to permit Stanford to understand how the earned royalties are calculated. With each report, Jasper will include any earned royalty payment due Stanford for the completed time period (as calculated under Section 7.5).

8.2	No Refund. In the event that a validity or non-infringement challenge of a Licensed Patent brought by Jasper is successful, Jasper will have no right to recoup any royalties paid before or during the period challenge.

8.3	Termination Report. Jasper will pay to Stanford all applicable royalties accrued as of the date of termination or expiration of this Agreement and submit to Stanford a written report using the template of Appendix B within […***…] days after this Agreement terminates or expires.

8.4	Accounting. Jasper will maintain records showing manufacture, importation, sale, and use of a Licensed Product for […***…] years from the date of sale of that Licensed Product. Records will include general-ledger records showing cash receipts and expenses, and records that include: production records, customers, invoices, serial numbers, and related information in sufficient detail to enable Stanford to determine the royalties payable under this Agreement.

8.5	Audit by Stanford. Jasper will allow an independent third party auditor selected by Stanford and reasonably acceptable to Jasper to examine Jasper’s records during Jasper’s normal business hours solely to the extent necessary to verify payments made by Jasper under this Agreement; provided that such examination shall occur no more than […***…] per year. Stanford will provide reasonable prior notice when Stanford desires to have an audit conducted, and Jasper will provide access at a mutually agreeable time. The independent third party auditor will be subject to the confidentiality obligations in Section 18 of this Agreement.

8.6	Paying for Audit. Stanford will pay for any audit done under Section 8.5. But if the audit reveals an underreporting of earned royalties due Stanford of […***…]% or more for the period being audited, Jasper will pay the audit costs.

8.7	Self-audit. Jasper will conduct an independent audit of sales and royalties for at least the first year in which annual Net Sales of Licensed Product are over $[…***…]. The audit will address, at a minimum, the amount of gross sales by or on behalf of Jasper during the audit period, the amount of funds owed to Stanford under this Agreement, and whether the amount owed has been paid to Stanford and is reflected in the records of Jasper. Jasper will submit the auditor’s report promptly to Stanford upon completion. Jasper will pay for the entire cost of the audit.

9.	EXCLUSIONS AND NEGATION OF WARRANTIES

9.1	Representations of Stanford. Stanford represents to Jasper that, to the best knowledge of Stanford’s Office of Technology Licensing representative and without conducting any further investigation:

(A)	Stanford has assignments from all inventors known as of the Effective Date on the Licensed Patents; and

(B)	Stanford is the sole owner of the Licensed Technology and has the right to grant the rights in the Licensed Technology granted herein to Jasper;

(C)	The Third Party Licensee does not have any rights in the Licensed Patents in the Licensed Field of Use from Stanford, and the rights granted by Stanford to the Third Party Licensee are consistent with, and do not conflict with any rights granted to Jasper under, this Agreement;

(D)	Stanford will not amend its license agreement with the Third Party Licensee during the term of this Agreement in any manner that is inconsistent with or could diminish Jasper’s rights under this Agreement.

9.2	Negation of Warranties. Except as provided in Section 9.1, Stanford provides Jasper the rights granted in this Agreement AS IS and WITH ALL FAULTS. Stanford makes no representations and extends no warranties of any kind, either express or implied. Among other things, Stanford disclaims any express or implied warranty:

(A)	of merchantability, of fitness for a particular purpose;

(B)	of non-infringement; or

(C)	arising out of any course of dealing.

9.3	No Representation of Licensed Patent. Jasper also acknowledges that Stanford does not represent or warrant:

(A)	the validity or scope of any Licensed Patent; or

(B)	that the exploitation of Licensed Patent will be successful.

10.	INDEMNITY

10.1	Indemnification. Jasper will indemnify, hold harmless, and defend all Stanford Indemnitees against any claim of any kind brought by a third party and arising out of or related to the exercise of any rights granted Jasper under this Agreement or the breach of this Agreement by Jasper, except to the extent such claim is determined with finality by a court of competent jurisdiction to result from the gross negligence or willful misconduct of any Stanford Indemnitee. Stanford agrees to inform Jasper promptly in writing of any claim or threatened claim that may give rise to an obligation of indemnity under this Agreement of which Stanford becomes aware. The failure to inform Jasper as described above shall not relieve Jasper of any liability or indemnification obligations hereunder unless the failure is materially prejudicial to Jasper’s ability to defend such claim. Stanford will provide Jasper with the first right to defend and settle and exclusive control of the defense or settlement of each such claim, provided that Jasper must do so in a manner that does not materially adversely affect Stanford’s interests and it must obtain Stanford’s prior consent to any settlement (such consent not to be unreasonably withheld, delayed or conditioned). Jasper will select legal counsel with experience in similar actions and which is reasonably acceptable to Stanford. The defense activities to be taken by Jasper shall not impair the Stanford Indemnitees. Subject to Jasper’s compliance with this Section 10.1, Jasper shall have no obligations under this Section 10.1 for any settlement entered into by the Stanford Indemnitee without Jasper’s prior consent. Stanford shall reasonably cooperate with Jasper, at Jasper’s expense, in the investigation and defense of any claim covered by this indemnification.

10.2	No Indirect Liability. Except for either party’s infringement of the other party’s intellectual property rights and indemnification obligations hereunder, neither party shall be liable to the other party for any special, consequential, lost profit, expectation, punitive or other indirect damages in connection with any claim arising out of or related to this Agreement or the breach hereof, whether grounded in tort (including negligence), strict liability, contract, or otherwise, and regardless of any notice of the possibility of such damages. Stanford shall not have any responsibilities or liabilities whatsoever with respect to Licensed Products.

10.3	Workers’ Compensation. Jasper will comply with all statutory workers’ compensation and employers’ liability requirements for activities performed under this Agreement.

10.4	Insurance. During the term of this Agreement, Jasper will maintain Commercial General Liability Insurance, including Product Liability Insurance, with a reputable and financially secure insurance carrier to cover the activities of Jasper and its sublicensees. The insurance will provide minimum limits of liability of $[…***…] per occurrence and will include all Stanford Indemnitees as additional insureds. Insurance must cover claims incurred, discovered, manifested, or made during or after the expiration of this Agreement and must be placed with carriers with ratings of at least A- as rated by A.M. Best. Within […***…] days following receipt of Stanford’s written request, Jasper will furnish a Certificate of Insurance evidencing primary coverage and additional insured requirements. Jasper will provide to Stanford […***…] days prior written notice of cancellation or material change to this insurance coverage. Jasper will advise Stanford in writing that it maintains a combination of excess liability coverage (following form) over primary insurance for at least the minimum limits set forth above. All insurance of Jasper will be primary coverage; insurance of Stanford Indemnitees will be excess and noncontributory.

11.	EXPORT

Jasper and its sublicensees will comply with all applicable United States laws and regulations controlling the export of licensed commodities and technical data relating to this Agreement. (For the purpose of this paragraph, “licensed commodities” means any article, material or supply but does not include information; and “technical data” means tangible or intangible technical information that is subject to U.S. export regulations, including blueprints, plans, diagrams, models, formulae, tables, engineering designs and specifications, manuals and instructions.) These laws and regulations may include, but are not limited to, the Export Administration Regulations (15 CFR 730-774), the International Traffic in Arms Regulations (22 CFR 120-130) and the various economic sanctions regulations administered by the U.S. Department of the Treasury (31 CFR 500-600).

Among other things, these laws and regulations may prohibit or require a license for the export or retransfer of certain commodities and technical data to specified countries, entities and persons. Jasper hereby gives written assurance that it will comply with, and will cause its sublicensees to comply with all United States export control laws and regulations, that it understands it may be held responsible for any violation of such laws and regulations by itself or its sublicensees, and that it will indemnify, defend and hold Stanford harmless for the consequences of any such violation.

12.	MARKING

Before any Licensed Patent issues, Jasper will mark tangible Licensed Product with the words “Patent Pending.” Otherwise, Jasper will mark tangible Licensed Product with the number of any issued Licensed Patent to the extent required by applicable patent marking laws.

13.	STANFORD NAMES AND MARKS

Jasper will not use (i) Stanford’s name or other trademarks, (ii) the name or trademarks of any organization related to Stanford, or (iii) the name of any Stanford faculty member, employee, student or volunteer (each, a “Stanford Representative”) in connection with such Stanford Representative’s association with Stanford, in each case of (i) and (ii), without the prior written consent of Stanford, subject to Stanford counsel’s review. This prohibition includes, but is not limited to, use in press releases, advertising, marketing materials, other promotional materials, presentations, case studies, reports, websites, application or software interfaces, and other electronic media. Notwithstanding the foregoing, Jasper may include Stanford’s name in factual statements in legal proceedings, patent applications and other regulatory filings. In addition, Jasper may make a short factual statement that identifies Stanford as the licensor of the rights granted under this Agreement to actual or potential investors or acquirers, as well as in the “About Jasper” or other similar section of the Jasper website. Stanford acknowledges that Jasper received written consent from Stanford prior to the Effective Date for certain disclosures of Stanford’s name and the names of particular Stanford Representatives.

14.	PROSECUTION AND PROTECTION OF PATENTS

14.1	Patent Prosecution.

(A)	Stanford shall use diligent efforts to require the Third Party Licensee to amend its license and agree in writing to have Stanford be responsible for preparing, filing, prosecuting and maintaining the Licensed Patents. The provisions set forth in Section 14.1(B) shall become effective upon the earlier of (a) the Third Party Licensee executing such written agreement and (b) […***…] days after the Effective Date, unless extended by both parties. Following Effective Date and prior to the effectiveness of Section 14.1(B), Stanford will instruct its patent counsel not to allow any current prosecution of Licensed Patents to go abandoned without the written permission of Jasper and Third Party Licensee and, before exercising its final approval rights regarding […***…] in its agreement with the Third Party Licensee, Stanford will solicit and give reasonable consideration to Jasper’s comments.

(B)	Stanford will be responsible for preparing, filing, prosecuting and maintaining the Licensed Patents. Stanford will not file any continuation-in-part (CIP) patent applications in Jasper’s Licensed Field of Use based upon the Licensed Patents. As long as Jasper is current on all payments due under this Agreement, Stanford agrees to (i) instruct Stanford’s patent counsel to furnish to Jasper copies of material documents relevant to such preparing, filing, prosecuting and maintaining prior to any deadlines, and (ii) allow Jasper a reasonable opportunity to participate in the patent prosecution process and comment on material documents filed with any patent office with respect to the Licensed Patents and will consider in good faith and use reasonable efforts to incorporate Jasper’s comments.

(C)	In the event Jasper decides that it no longer intends to pay for filing, prosecution, or maintenance of one or more Licensed Patents, Jasper shall give Stanford written notice at least two (2) months in advance of any applicable deadline for that Licensed Patent. Stanford may in its discretion continue to prosecute and maintain such Licensed Patent(s) at its expense, in which case such Licensed Patent(s) will no longer be covered by the license granted under this Agreement and Jasper will have no further obligation regarding patent expenses for such Licensed Patent(s).

14.2	Patent Costs. Within 30 days after receiving a statement from Stanford, Jasper will reimburse Stanford:

for Licensed Patent’s patenting expenses pro rata, including but not limited to interference or reexamination matters, inventorship disputes and opposition proceedings incurred by Stanford after the Effective Date. Stanford will pay the fees prescribed for large entities to the United States Patent and Trademark Office.

14.3	Enforcement of Licensed Patents. Stanford and Jasper have agreed upon the provisions set forth in Appendix E. Stanford shall use diligent efforts to require the Third Party Licensee to agree in writing to be bound by obligations substantially equivalent to those set forth in Appendix E so that Jasper and the Third Party Licensee have substantially the same rights with respect to matters of infringement of Licensed Patents. Stanford will not modify the provisions set forth in Appendix E without Jasper’s consent, not to be unreasonably withheld. The provisions set forth in Appendix E (as modified in accordance with the preceding sentence, if applicable) shall become effective as Sections 14.4-14.12 of this Agreement upon the earlier of (a) the Third Party Licensee executing such written agreement and (b) 120 days after the Effective Date, unless extended by both parties.

15.	TERMINATION

15.1	Term. This Agreement shall commence on the Effective Date and shall expire on a country-by-country basis on the last-to-expire Valid Claim of a Licensed Patent in such country in the Licensed Territory (the “Term”). The license granted to Jasper by Stanford under Section 3.1 with respect to Licensed Know-How shall survive expiration of this Agreement. Following expiration of this Agreement, the parties will meet to discuss whether the Licensed Know-How includes any proprietary materials for which it would be appropriate for Jasper to pay further consideration to Stanford with respect to Jasper’s post-expiration use thereof.

15.2	Termination by Jasper.

(A)	Jasper may terminate this Agreement by giving Stanford written notice at least 12 months in advance of the effective date of termination selected by Jasper.

(B)	Jasper may terminate this Agreement solely with respect to any particular patent application or patent within the Licensed Patent by giving Stanford written notice at least 60 days in advance of the effective date of termination selected by Jasper. From and after the effective date of termination under this subsection 15.2(B) with respect to a particular patent application or patent, such patent application or patent shall cease to be within the Licensed Patent under this Agreement.

15.3	Termination by Stanford.

(A)	Stanford may also terminate this Agreement if Jasper:

(1)	is delinquent on any report required pursuant to Section 6.2 or 8.1 or any payment;

(2)	is not using Commercially Reasonable Efforts to develop and commercialize Licensed Product;

(3)	misses a milestone described in Appendix A in accordance with Section 6.1;

(4)	is in material breach of any provision of this Agreement; or

(5)	provides any materially false report under this Agreement.

(B)	Termination under this Section 15.3 will take effect 90 days after written notice by Stanford unless Jasper remedies the problem in that 90-day period.

15.4	Surviving Provisions. Surviving any termination or expiration are:

(A)	Jasper’s obligation to make all accrued or accruable payments, including but not limited to accrued or accruable fees, royalties and patent costs;

(B)	any claim of Jasper or Stanford, accrued or to accrue, because of any breach or default by the other party; and

(C)	the provisions of Sections 8, 9, 10, 17, 18, 19 and 20 and any other provision that by its nature is intended to survive.

15.5	Effect of Termination on Sublicenses. In the event of termination of this Agreement by Stanford under this Section 15, all existing Sublicenses shall survive for a period thirty (30) days after such termination, and for each Sublicense, if the Sublicensee is not then in breach of its Sublicense agreement with Jasper such that Jasper would have the right to terminate such Sublicense, such Sublicensee shall have the right to request within such thirty (30) day period a direct license from Stanford having all the terms and conditions of this Agreement, which may only be modified, as applicable, with respect to field, geographic scope, etc., as was provided in such Sublicense. Promptly upon such request, Stanford shall provide such Sublicensee with such direct license, which shall be effective upon execution by such Sublicensee. Each such Sublicensee and Stanford agree to act in good faith with respect to this Section 15.5.

15.6	Surviving Provisions for Termination Pursuant to Section 15.2(A). If Jasper terminates this Agreement in accordance with Section 15.2(A), then:

(A)	Jasper shall grant Stanford an exclusive license, under the Jasper Licensed Patents and Jasper Licensed Know-How, with the right to sublicense, solely to develop, make, have made, use, sell, offer for sale, import and otherwise exploit AMG191 in the Licensed Field of Use; and

(B)	Stanford shall pay Jasper […***…] percent […***…] of any and all payment received from a third party related to the granting of rights to develop and commercialize AMG191 in the Licensed Field of Use.

16.	CHANGE OF CONTROL, ASSIGNMENT AND NON-ASSIGNABILITY

16.1	Conditions of Assignment. Jasper may assign this Agreement upon prior and complete performance of the following conditions:

(A)	Jasper must give Stanford written notice of the assignment within 5 business days, including the new assignee’s contact information; and

(B)	the new assignee must agree in writing to Stanford to be bound by this Agreement.

16.2	After the Assignment. Upon a permitted assignment of this Agreement pursuant to Section 16, Jasper will be released of liability under this Agreement and the term “Jasper” in this Agreement will mean the assignee.

16.3	Bankruptcy. In the event of a bankruptcy or insolvency, assignment is permitted only to a party that can provide adequate assurance of future performance, including diligent development and sales of Licensed Product.

16.4	Nonassignability of Agreement. Except in conformity with Section 16.1 and Section 16.3, this Agreement is not assignable by Jasper under any other circumstances and any attempt to assign this Agreement by Jasper is null and void.

17.	DISPUTE RESOLUTION

17.1	Dispute Resolution by Arbitration. Any dispute between the parties regarding any payments made or due under this Agreement will be settled by arbitration in accordance with the JAMS Arbitration Rules and Procedures (the “Rules”), provided that in the case of a good faith dispute as to the amount due, the cure period under Section 15.2 will be tolled until the amount due has been finally determined in such an arbitration. The parties are not obligated to settle any other dispute that may arise under this Agreement by arbitration.

17.2	Request for Arbitration. Either party may request such arbitration. Stanford and Jasper will mutually agree in writing on a third-party arbitrator within 30 days of the arbitration request. If Stanford and Jasper cannot mutually agree on a third-party arbitrator despite good faith efforts to do so, a third-party arbitrator will be selected by JAMS in accordance with the Rules. The arbitrator’s decision will be final and nonappealable and may be entered in any court having jurisdiction.

17.3	Discovery. The parties will be entitled to discovery as if the arbitration were a civil suit in the California Superior Court. The arbitrator may limit the scope, time, and issues involved in discovery in accordance with the Rules.

17.4	Place of Arbitration. The arbitration will be held in, and the seat of arbitration shall be, Santa Clara County, California unless the parties mutually agree in writing to another place.

17.5	Patent Validity. Any dispute regarding the validity of any Licensed Patent shall be litigated in the courts located in Santa Clara County, California, and the parties agree not to challenge personal jurisdiction in that forum.

18.	CONFIDENTIALITY

18.1	Confidentiality. Each party agrees that, during the Term and for a period of […***…] years thereafter, it shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) any proprietary or confidential information furnished to it by the other party pursuant to this Agreement (“Confidential Information”), except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the parties. The foregoing confidentiality and non-use obligations shall not apply to any portion of the other party’s Confidential Information that the receiving party can demonstrate by competent written proof:

(A)	was already known to the receiving party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure by the other party;

(B)	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving party;

(C)	became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving party in breach of this Agreement;

(D)	was disclosed to the receiving party or its Affiliate by a third party who has a legal right to make such disclosure and who did not obtain such information directly or indirectly from the other party; or

(E)	was independently discovered or developed by the receiving party or its Affiliate without access to or aid, application or use of the other party’s Confidential Information, as evidenced by a contemporaneous writing.

18.2	Authorized Disclosure. Notwithstanding the obligations set forth in Section 18.1, a party may disclose the other party’s Confidential Information and the terms of this Agreement to the extent:

(A)	such disclosure is reasonably necessary to its employees, agents, consultants, contractors, licensees or sublicensees on a need-to-know basis for the sole purpose of performing its obligations or exercising its rights under this Agreement; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement;

(B)	such disclosure is reasonably necessary to comply with applicable laws, including regulations promulgated by applicable security exchanges, court order, administrative subpoena or order; provided that the party subject to such laws shall promptly notify the other party of such required disclosure and shall use reasonable efforts to obtain, or to assist the other party in obtaining, a protective order preventing or limiting the required disclosure; or

(C)	in the case of Jasper as the receiving party, to any bona fide potential or actual investor, investment banker, acquirer, merger partner, or other potential or actual financial or strategic partner; provided that in connection with such disclosure, Jasper shall use all reasonable efforts to inform each disclosee of the confidential nature of such Confidential Information and cause each disclosee to treat such Confidential Information as confidential.

18.3	Return or Destruction of Confidential Information. As soon as practicable, but in no event more than ten (10) business days following the receipt of a written request from disclosing party or the termination or expiration of this Agreement, the receiving party shall destroy or deliver to the disclosing party, as directed by the disclosing party, all materials containing or embodying the disclosing party’s Confidential Information, including without limitation materials in tangible and/or electronic format, and shall deliver to the disclosing party a letter signed by an officer of the receiving party and reasonably satisfactory to the disclosing party certifying that all such materials in the receiving party’s possession have been delivered to the disclosing party or destroyed, as directed by the disclosing party; provided, however, that the receiving party shall be entitled to retain, subject to the terms and conditions of this Agreement: (a) one archived copy of the disclosing party’s Confidential Information solely for the purpose of administering the receiving party’s obligations under this Agreement; and (b) the disclosing party’s Confidential Information contained in the receiving party’s electronic back-up files that are created in the normal course of business pursuant to the receiving party’s standard protocol for preserving its electronic records provided that such back-up files are not accessed by the receiving party except for the receiving party’s information technology specialists.

18.4	Publicity; Term of Agreement.

(A)	The parties agree that the terms of this Agreement are the Confidential Information of both parties, subject to the special authorized disclosure provisions set forth in this Section 18.4 or Section 18.2. For clarity, Jasper may disclose such terms to the extent reasonably necessary to any bona fide potential or actual investor, licensee, collaborator, acquirer or merger partner for the sole purpose of evaluating an actual or potential business transaction; provided that in connection with such disclosure, Jasper shall inform each disclosee of the confidential nature of such Confidential Information and ensure that each such disclosee is contractually obligated to treat such Confidential Information as confidential.

(B)	The parties acknowledge that Jasper may be obligated to file under applicable laws a copy of this Agreement with the U.S. Securities and Exchange Commission or other governmental or regulatory authorities. Jasper shall be entitled to make such a required filing, provided that it requests confidential treatment of the commercial terms and sensitive technical terms hereof to the extent such confidential treatment is reasonably available.

(C)	Notwithstanding anything to the contrary, Jasper and Stanford shall have the right to disclose the existence of this Agreement and publish the existence of this Agreement.

19.	NOTICES

19.1	Legal Action. Jasper will provide written notice to Stanford at least three months prior to bringing an action seeking to invalidate any Licensed Patent or a declaration of non- infringement. Jasper will include with such written notice an identification of all prior art it believes invalidates any claim of the Licensed Patent.

19.2	All Notices. All notices under this Agreement are deemed fully given when written, addressed, and sent as follows:

All general notices to Jasper are mailed or emailed to:

Jasper Therapeutics, Inc.
2200 Bridge Pkwy, Suite #103
Redwood City, California CA 94065
Attention: Jeet Mahal
Email: […***…]

and

Jasper Therapeutics, Inc.
2200 Bridge Pkwy, Suite #103
Redwood City, California CA 94065
Attention: Contracts
Email: […***…]

All financial invoices to Jasper (i.e., accounting contact) are e-mailed to:

Accounts Payable
[…***…]

All progress report invoices to Jasper (i.e., technical contact) are e-mailed to:

Jeet Mahal
[…***…]

and

Contracts

[…***…]

All general notices to Stanford are e-mailed or mailed to:

Office of Technology Licensing
415 Broadway Street
2nd Floor, MC 8854
Redwood City, CA 94063
info@otlmail.stanford.edu

All payments to Stanford are mailed to:

Stanford University
Office of Technology Licensing
Department […***…]
[…***…]
San Francisco, CA 94144-4439

All progress reports to Stanford are e-mailed or mailed to:

Office of Technology Licensing
415 Broadway Street
2nd Floor, MC 8854
Redwood City, CA 94063
info@otlmail.stanford.edu

Any notice related to Section 7.2 or Section 7.3 (Stanford Purchase Rights) shall be copied concurrently to […***…].

Either party may change its address with written notice to the other party.

20.	MISCELLANEOUS

20.1	Force Majeure. Neither party shall be held liable to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, potentially including embargoes, war, acts of war (whether war be declared or not), acts of terrorism, insurrections, riots, civil commotions, strikes, pandemics, epidemics, lockouts or other labor disturbances, fire, floods, earthquakes or other acts of god, or acts, generally applicable action or inaction by any governmental authority, or omissions or delays in acting by the other party, or unavailability of materials related to the manufacture of Licensed Products. The affected party shall notify the other party in writing of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake and continue diligently all reasonable efforts necessary to cure such force majeure circumstances or to perform its obligations in spite of the ongoing circumstances.

20.2	Severability. If any provisions herein are found to be invalid or unenforceable for any reason, it is the parties’ intent that such provisions be replaced, reformed or narrowed so that their original business purpose can be accomplished to the extent permitted by law, and that the remaining provisions will not in any way be affected or impaired thereby.

20.3	Waiver. No term of this Agreement can be waived except by the written consent of the party waiving compliance.

20.4	Choice of Law. This Agreement and any dispute arising under it is governed by the laws of the State of California, United States of America, applicable to agreements negotiated, executed, and performed within California.

20.5	Entire Agreement. The parties have read this Agreement and agree to be bound by its terms, and further agree that it constitutes the complete and entire agreement of the parties and supersedes all previous communications, oral or written, and all other communications between them relating to the license and to the subject hereof. In the event of conflict between the terms and conditions of this Agreement and any purchase orders, the terms and conditions of this Agreement shall prevail. This Agreement may not be amended except by writing executed by authorized representatives of both parties. No representations or statements of any kind made by either party, which are not expressly stated herein, will be binding on such party.

20.6	Exclusive Forum. The state and federal courts having jurisdiction over Stanford, California, United States of America, provide the exclusive forum for any court action between the parties relating to this Agreement. Jasper submits to the jurisdiction of such courts and waives any claim that such a court lacks jurisdiction over Jasper or constitutes an inconvenient or improper forum.

20.7	Headings. No headings in this Agreement affect its interpretation.

20.8	Electronic Copy. The parties to this document agree that a copy of the original signature (including an electronic copy) may be used for any and all purposes for which the original signature may have been used. The parties further waive any right to challenge the admissibility or authenticity of this document in a court of law based solely on the absence of an original signature.

The parties execute this Agreement in duplicate originals by their duly authorized officers or representatives.

THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY

Signature:	/s/ Sunita Rajdev
Name:	Sunita Rajdev
Title:	Senior Associate Director
Date:	March 25, 2021

JASPER THERAPEUTICS, INC.

Signature:	/s/ Bill Lis
Name:	Bill Lis
Title:	Executive Chairman and CEO
Date:	March 25, 2021

Appendix A – Milestones

1.	By July 31, 2023, Jasper will […***…].
2.	By July 31, 2026, Jasper will […***…].
3.	By July 31, 2027, Jasper will […***…].